GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1801 California Street, Suite 4200, Denver, Colorado 80202-2642
(303) 298-5700
www.gibsondunn.com
June 29, 2009

Direct Dial	Client Matter No.
(303) 298-5715	97394-00079

Fax No.
(303) 313-2838

Ms. Alexandra M. Ledbetter United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	The Williams Companies, Inc. Registration Statement on Form S-4 Filed May 28, 2009 File number 333-159558
Dear Ms. Ledbetter:
     On behalf of our client The Williams Companies, Inc. (“Williams” or the “Company”), I am writing in response to your letter dated June 25, 2009, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Registration Statement on Form S-4 on filed on May 28, 2009, by Williams (the “Registration Statement”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with the responses set forth below. Concurrently with the submission of this response letter, Williams is filing an amendment to the Registration Statement reflecting the changes requested by the Staff’s Comments 1, 2, and 5 (the “Amendment”).
Prospectus Cover Page
1.	Please disclose on the cover page of your prospectus that each broker-dealer that receives new notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Also, please disclose that if a broker-dealer acquired the old notes as a result of market-making or other trading activities, the broker-dealer may use the prospectus for the

June 29, 2009

exchange offer, as supplemented or amended, in connection with resales of the new notes.
     Williams has added the following language to the cover page of the prospectus in the Amendment filed concurrently with this response letter:
“Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it acquired the outstanding notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities.”
Special Note Regarding Forward Looking Statements, page ii
2.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete all references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The text “within the meaning of the Private Securities Litigation Reform Act of 1995,” which was the only reference to the safe harbor under the PSLRA, has been deleted from the Amendment filed concurrently with this response letter.
The Exchange Offer, page 24
3.	It appears that you are registering the new 8.75% Senior Notes due 2020 in reliance on our position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment please submit on EDGAR a supplemental letter to us stating that you are registering the exchange offer in reliance on our position in these letters. The supplemental letter should include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. If you are not relying on this line of no-action letters, please advise.

Williams has filed as correspondence on the EDGAR system a letter (which includes the acknowledgements requested in your letter of June 25, 2009) indicating that it is registering the exchange offer in reliance on the Staff’s position in the letters referenced.

June 29, 2009

Exhibits
Exhibit 5.1, Opinion of Gibson, Dunn & Crutcher LLP
4.	The legal opinion provided to you by counsel expresses an opinion only as to the “Delaware General Corporation Law.” Please have counsel confirm for us in writing that it concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system. Alternatively, please have counsel revise its opinion to state that any reference and limitation in the opinion to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

We have filed the requested correspondence on the EDGAR system.
5.	We note the statement on page 3 that counsel “assume[s] no obligation to revise or supplement this opinion in the event of future changes in such laws or facts.” Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, please file an opinion dated as of the effective date or have counsel revise the opinion to remove the disclaimer regarding counsel’s obligation to update the opinion.

The Amendment filed concurrently with this response letter includes a revised Exhibit 5.1, which has revised the statement you identify on page 3 as follows (added language reflected by a double underline):

“We assume no obligation to revise or supplement this opinion in the event of future changes in such laws or facts after such time as the Registration Statement is declared effective .”

     In the light of the nature of the Staff’s comments and the Company’s compliance with all requests, Williams is also concurrently filing an acceleration request (which includes the acknowledgements requested in your letter of June 25, 2009).
     Please contact Richard M. Russo of Gibson, Dunn & Crutcher LLP at (303) 298-5715 with any further questions or comments.

Very truly yours,
/s/ Richard M. Russo